

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 7, 2021

Byron Roth
Co-Chief Executive Officer
Roth CH Acquisition III Co
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition III Co**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 11, 2021**
> **File No. 001-40147**

Dear Mr. Roth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please provide your analysis why the proposed issuance of ROCR common stock as consideration for the business combination does not require registration under the Securities Act 1933.

Letter to Stockholders, page i

2. When discussing the business combination, please quantify the "portion of the merger consideration" allocated to each step of the business combination and the capital contribution from ROCR.

3. The first letter to stockholders states that the sponsor owns 20% of ROCR's issued and outstanding common stock. The second letter to stockholders reflects ownership of such shares of 18.94%. The beneficial ownership table reflects the sponsor shares in the

        ownership of Byron and Gordon Roth, which own 7% and 4.6% respectively in the beneficial ownership table on page 204. Please reconcile and revise throughout.

Questions and Answers About the Proposals, page 4

4.   You state in the second question on page 14 that "Broker non-votes will count as a vote "AGAINST" all of the Proposals, except for the Directors Proposal (Proposal 5)." However, in the next question you state that "Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals." Please reconcile.

5.   When discussing the vote required for approval of each proposal, please disclose the percent of shares outstanding held by the individuals that have agreed to vote in favor of each proposal.

Summary of the Proxy Statement, page 17

6.   Please include in the discussion of the business combination proposal the total consideration to be paid and how the consideration will be allocated to the holders of QualTek. Similarly revise the discussion of the Business Combination Agreement discussion beginning on page 94. Clearly disclose the consideration to be received, rather than referring to equity interests being converted into the right to receive a portion of the merger consideration. Please also disclose the amount of the capital contribution from ROCR.

7.   Please revise the diagrams on page 20 to include the percentages of ownership. In addition, please consider adding diagrams to show the steps to complete the business combination, as discussed in the letter to stockholders and elsewhere.

8.   We note in the Buyer Voting and Support Agreement certain ROCR common stockholders agreed to approve the business combination agreement. Please quantify the amount and percent of the vote held by these stockholders.

9.   Please revise the disclosure regarding the Interests of ROCR's Directors and Officers and Others in the Business Combination beginning on page 28 to clearly disclose the amount of such interests. For example, clearly state the estimated amount to be reimbursed for out of pocket expenses. In addition, clearly disclose all interests, such as any loans from the officers, directors and/or sponsor, and any officers or directors that will continue with the company in any capacity post-business combination.

10.   Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

11.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

12.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

13.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

14.   Please explain how the merger consideration is calculated including the equity value. Provide an example of such calculation.

15.   Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to conversion price of the pre-PIPE convertible note offering contemplated at the time of the business combination. Disclose if the your sponsor, directors, officers or their affiliates will participate in the private placement. In addition, please revise to disclose the potential impact of these securities and the PIPE securities, on non-redeeming shareholders.

Risks Related to ROCR and the Business Combination, page 46

16.   Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

17.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis for redemption scenarios, including any needed assumptions.

18.   It appears that 3.5% marketing fee payable to Roth and Craig-Hallum remains constant and is not adjusted based on redemptions. Revise your disclosure to disclose the effective fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Cautionary Note Regarding Forward Looking Statements, page 63

19. We note your reliance upon the safe harbor for forward-looking statement contained in the Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your merger is unsettled (due in part to no definitive case law regarding its application), please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available.

Special Meeting of ROCR Stockholders, page 65

20. Please reconcile the following two sentences from page 66. "Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have the same effect as a vote "AGAINST" the Proposals. A failure to vote by proxy or to vote in person *or an abstention* [emphasis added]from voting with regard to the Proposals will have the same effect as a vote "AGAINST" the Charter Amendment Proposal and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Nasdaq Proposal, the Directors Proposal, the Management Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal."

Background of the Business Combination, page 82

21. Please revise the disclosure in this section to provide a description of how Qualtek was identified and by whom, and how the negotiations were started and by whom.

22. We note the risk factor disclosure on page 35 that you derive a significant portion of your revenues from a few customers, that many of your contracts do not obligate your customers to undertake any infrastructure projects or other work with you, and that most of your contracts can be cancelled on short or no advance notice. In light of this, please disclose any discussions with Qualtek about the potential loss of clients in the near future or other events that may materially affect the target's prospects or its financial projections for future performance of the business.

23. Please disclose any discussions about the need to obtain additional financing for the combined company through a PIPE transaction(including the pre PIPE), and the negotiation/marketing processes, such as who selected the potential PIPE investors, what relationships did the PIPE investors have to ROCR, the sponsor, Qualtek and its affiliates, and the placement agent, and how were the terms of the PIPE transactions determined. In addition, please disclose whether there were any valuations or other material information about the ROCR, Qualtek, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

24. We note management's prior involvement with two prior SPACS, Roth CH I and Roth CH II. Please provide balanced disclosure about this prior involvement and the outcomes of the prior transactions.

25. Please disclose the negotiation of any contingent payments to be received by Qualtek shareholders.

26. We note ROCR hired a company that provided financial advisory services. Please clearly describe the role of the financial advisor in the business combination, the level of diligence the financial advisor performed in connection with the transaction, and the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.

The Board of Directors' Reasons for the Approval of the Business Combination, page 87

27. Please clarify whether and how the Board took into account the consideration being paid in this transaction in recommending the transaction, and if not, why not.

The Business Combination Agreement, page 95

28. Please clearly calculate and disclose the consideration to be received in the business combination. For instance, clarify the reference in calculating the blocker owner consideration to "the number of shares of Class A Common Stock equal to the merger consideration."

Interests of ROCR's Directors and Officers and Others in the Business Combination, page 107

29. We note that Roth and Craig-Hallum performed additional services after the IPO and the marketing fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Roth and Craig-Hallum that are contingent on completion of the business combination.

Certain U.S. Federal Income Tax Considerations to Holders of ROCR Common Stock Exercising Redemption Rights, page 108

30. We note that you have limited the discussion of federal income tax considerations to holders of ROCR common stock exercising redemption rights. Please revise to also discuss the tax considerations for non-redeeming holders of ROCR.

Conflicts of Interest , page 146

31. Please address whether the conflicts of interest with your officers and directors impacted your search for an acquisition target.

Information about Qualtek, page 153

32. We note your disclosure that you have an estimated $1.7 billion in backlog over two years. Please clarify and expand your disclosures to include the following:

- Clarify whether you view backlog as a significant metric. If so, please provide the following:
  - a clear definition of the metric and how it is calculated;

- ° a statement indicating the reasons why the metric provides useful information to investors, and;
- ° a statement indicating how management uses the metric in managing or monitoring the performance of the business
- Disclose how much of the backlog is based on committed versus uncommitted work given your disclosure that the majority of your backlog is based on estimated work from master service agreements which do not require your customers to purchase a minimum amount of services and are cancelable on short notice as disclosed on page 36; and
- Disclose how much of your backlog relates to contracts from your Telecommunications reportable segment versus your Renewables & Recovery Logistics reportable segment

Compensation of Executive Officers and Directors of Qualtek, page 167

33.   Please revise the disclosure of the compensation of the officers and directors post-business combination to clearly disclose the material terms, once known. Please disclose the expected material terms of the employment agreements to be entered into with the named executive officers.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Qualtek
Results of Operations, page 178

34.   Please quantify the impact of each factor you identify as materially contributing to the changes in your revenue and cost of revenues for the three months ended April 3, 2021 and April 4, 2020. Please refer to Items 303(b)(2) of Regulation S-K.

Liquidity and Capital Resources, page 183

35.   Please revise to address the Tax Receivable Agreement, including estimated annual payments and how you intend to fund the required payments under the agreement. Please also disclose the likely impact on your liquidity from any known trends, events or uncertainties related to the Tax Receivable Agreement payments.

Critical Accounting Policies and Estimates
Impairment of Goodwill and Long-lived Assets, page 184

36.   We note that as of December 31, 2020 and 2019, you recorded goodwill impairment charges of $28.8 million and $13.3 million in 2020 and 2019, respectively for two of your reporting units in your Telecom segment. In order for investors to be able to assess the probability of future goodwill impairment, please disclose, if accurate, that the estimated fair values of the reporting units you quantitatively tested for impairment substantially exceeded their carrying values. For any reporting unit whose estimated fair value did not substantially exceed its carrying value, please provide the following additional

disclosures:

• the percentage by which fair value exceeded carrying value at the date of the most recent test;
• a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
• a discussion of the degree of uncertainty associated with the assumptions; and
• a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. If your reporting unit is not at risk of failing the quantitative impairment test, please disclose that the fair value of your reporting unit is substantially in excess of carrying value and not at risk of failing.

Please refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 34-48960.

Management of the Combined Company After the Initial Business Combination, page 189

37. We note that Mr. Doran is included in the executive compensation disclosures beginning on page 167 and is described as a named executive officer. Please revise this section to include the information required by Item 401 of Regulation S-K for Mr. Doran.

Security Ownership of Certain Beneficial Owners and Management of ROCR and the Combined Company, page 203

38. Please disclose the control person(s) for each entity listed in the table.

Certain Relationships and Related Party Transactions, page 206

39. Please disclose whether and related party loans have been made to ROCR.

40. Please identify the majority member with whom Qualtek entered into an advisory services agreement.

Note 1. Nature of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-41

41. While we note your disclosure that portions of the contracts include one or multiple performance obligations, it is not ultimately clear how the Company views the multiple types of services in its standard type contracts. For example we note that you have various types of services including, engineering, construction, project management, site management, aerial and underground construction. In order to better understand the nature of the services transferred in your arrangements and the resulting number of performance obligations in your typical arrangements please further clarify whether your typical arrangements result in one performance obligation or multiple performance obligations. To the extent you have arrangements that result in multiple performance obligations, please further describe the basis for which the Company allocates the

transaction price among the various performance obligations. Refer to ASC 606-10-50-12 and 606-10-50-17.

<u>Note 5. Accounts Receivable, Net of Allowance, Contract Assets and Liabilities, and Customer Credit Concentration, page F-49</u>

42.   Please disclose the amount of revenue recognized during the reporting period that was included in contract liabilities at the beginning of the period pursuant to ASC 606-10-50-8b. This comment also applies to your interim financials presented as of April 3, 2021.

<u>Segments and Related Information, page F-55</u>

43.   We note your references throughout the filing to your Telecom Wireless, Telecom Wireline, Renewable and Recovery Logistics subs-segments. Also, we note you include certain revenue expectations for such sub-segments on pages 159 - 161 . As such, please tell us your consideration of providing a similar breakdown in your segment disclosures. Refer to ASC 280-10-50-40.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Janeane R. Ferrari, Esq.